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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- **051434**

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 AND ENDING 12/31/04

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NevWest Securities Corporation

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

5440 West Sahara Avenue, Suite 202
(No. and Street)

Las Vegas	Nevada	89146
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Sergey Rumyantsev, President, (702) 938-0611

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Leland L. Williams, CPA

(Name – *if individual, state last, first, middle name*)

4603 West Desert Inn Road, Las Vegas, NV 89102

(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED

MAR 15 2005

THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _____ Sergey Rumyantsev _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____ NevWest Securities Corporation _____ , as of _____ December 31 _____ , 20 __04__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

President & CEO
_____
Title

_____
Notary Public   2/23/05

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



Leland Williams, MBA,CPA

Serving Clients in the Western United States since 1982

NEVWEST SECURITIES CORPORTION

AUDITED FINANCIAL STATEMENTS

DECEMBER 31, 2004

4603 W. Desert Inn Road • Las Vegas, Nevada 89102 • Phone (702) 313-2289 • Fax (702) 313-2290

NEVWEST SECURITIES CORPORATION
TABLE OF CONTENTS
DECEMBER 31, 2004

Leland Williams, MBA,CPA

Serving Clients in the Western United States since 1982

INDEPENDENT AUDITOR'S REPORT

Board of Directors
NEVWEST SECURITIES CORPORATION
Las Vegas, Nevada

We have audited the accompanying statement of financial condition of Nevwest Securities Corporation (the Company) as of December 31, 2004, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended, pursuant to Rule 17-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U. S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Nevwest Securities Corporation at December 31, 2004, and the results of their operations and their cash flows for the year then ended, in conformity with U. S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

February 22, 2005

NEVWEST SECURITIES CORPORATION
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004

<u>ASSETS</u>

Cash and Cash Equivalents	$ 218,143
Deposits with Clearing Organizations	155,551
Receivables - Commissions	338,768
Other Receivables	1,542
Marketable Securities	279,914
Furniture and Equipment, less accumulated Depreciation of $ 106,675	69,291
Organization Costs, less accumulated Amortization of $ 185	0
Investment in Subsidiary	0
Other Assets	11,000
TOTAL ASSETS	$ 1,074,209

<u>LIABILITIES AND</u>
<u>STOCKHOLDERS' EQUITY</u>

<u>Current Liabilities</u>

Accounts Payable	$ 11,884
Accrued Expenses	170,792
Payable - NWI	6,600
Total Liabilities	189,276

<u>Stockholders' Equity</u>

Common Stock, $.001 par value, 20,000,000 shares authorized, 9,088,273 shares issued and outstanding	12,154
Preferred Stock, $.001 par value, 386,233 shares issued and outstanding	72
Paid-in Capital	1,403,154
Retained Earnings	(530,447)
Total Stockholders' Equity	884,933
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 1,074,209

The Accompanying Notes are an Integral Part of these Financial Statements.

NEVWEST SECURITIES CORPORATION
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2004

REVENUES

Exchange Listed Stocks	$	495,375
OTC Agency Stocks		3,075,550
Underwriting & Selling Group		815,902
Investment Banking Fees		25,500
Trading (Loss) Investment		156,997
Mutual Funds		37,137
Variable Annuity		120,716
Consulting		58,009
Interest Income		2,456
Other Revenue		14,903
Total Revenue	$	4,802,545

EXPENSES

Commissions	$	3,227,549
Salaries		310,538
Payroll Taxes		55,663
Contract Services		200
Office & Office Supplies		11,671
Advertising		13,744
Legal & Accounting		62,797
Rent		88,536
Tickers & Quotes		53,341
Clearing Expenses		595,682
Unsecured Debit Write-offs	(	124,014)
Depreciation & Amortization		27,913
Telephone		22,533
Travel & Entertainment		30,227
Regulatory Expense		12,570
Other Expenses		107,731
Total Expenses	$	4,496,681
Net Income (Loss)		305,864
Retained Earnings, Beginning of Period		(796,021)
Dividends		(40,290)
Retained Earnings, End of Period	$ (	530,447)

The Accompanying Notes are an Integral Part of these Financial Statements.

NEVWEST SECURITIES CORPORATION
STATEMENT OF CHANGES IN STOCKHOLDERS EQUITY
FOR THE YEAR ENDED DECEMBER 31 2004

Description	Common Stock Shares	Common Stock $	Preferred Stock Shares	Preferred Stock $	Additional Paid-In Capital	Retained Earnings	Total Equity
Balance January 1, 2004	12,154,430	12,154	280,333	280	1,611,279	(796,021)	827,692
Net Profit (Loss)						305,864	305,864
Preferred Dividends						(40,290)	(40,290)
Preferred stock redemption:							
June 30, 2004			(92,586)	(92.59)	(92,493.41)		(92,586)
September 8, 2004			(50,000)	(50)	(49,950)		(50,000)
Nov 11, 2004			(35,747)	(35.75)	(35,711.25)		(35,747)
December 1, 2004			(30,000)	(30)	(29,970)		(30,000)
Balance December 31, 2004	12,154,430	12,154	72,000	72	1,403,154	(530,447)	884,933

The Accompanying Notes are an Integral Part of these Financial Statements.

NEVWEST SAECURITIES CORPORATION
STATEMENT OF CHANGES IN SUBORDINATED BORROWINGS
FOR THE YEAR ENDED DECEMBER 31, 2004

None.

The Accompanying Notes are an Integral Part of these Financial Statements.

NEVWEST SECURITIES CORPORATION
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2004

Cash Flows from Operating Activities:

Net Income	$ 305,864
Adjustments to Reconcile Net Income to	
Net Cash from Operating Activities:	
Depreciation & Amortization	27,913
(Increase) Decrease in:	
Deposits with Clearing Organizations	(17,661)
Receivables from Clearing Organizations	(293,296)
Other Receivables	4,978
Marketable Securities	258,192
Investment in Subsidiary	23,918
Other Assets	0
Increase (Decrease) in:	
Accounts Payable	8,820
Accrued Expenses	83,338
Deferred Revenue	(62,210)
Payable – NWI	6,600
Capital Leases Payable	(1,050)
Net Cash from Operating Activities	345,406
Cash Flows from Investing Activities:	
Purchase of Fixed Assets	(6,593)
Net Cash from Investing Activities	(6,593)
Cash Flows from Financing Activities:	
Retirement of Preferred Stock	(208)
Reductions in Paid-in Capital	(208,125)
Dividends	(40,290)
Net Cash from Financing Activities	(248,623)
Net Increase in Cash	$ 90,190
Cash and	
Cash Equivalents –	
Beginning of Year	127,953
End of Year	$ 218,143

The Accompanying Notes are an Integral Part of these Financial Statements.

NEVWEST SECURITIES CORPORATION
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2004

1. ORGANIZATION

The Company is a broker-dealer with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company is a Nevada corporation and was incorporated on July 21, 1997. The Company commenced operation in October, 1999.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Accounting

The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including principal transactions, agency transactions, investment banking, and venture capital businesses. The accompanying financial statements have been prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Commissions

Commissions and related expenses are recorded on a trade-date basis as securities transactions occur.

Net Capital Requirements

The Company engages in the general securities business. As a result, the minimum net capital required by the Securities and Exchange Commission under Rule 15c3-1 (a) (1) is the greater of $ 100,000 or 1/8 of aggregate indebtedness. At December 31, 2004 the Company had net capital, as defined, and required capital of approximately $ 544,125 and 100,000, respectively, and its ratio of indebtedness to net capital was 0.348 to 1.

Income Taxes

The Company is subject to federal income taxes at prevailing corporate rates. For the year ended December 31, 2003, the Company's tax provision for financial statement purposes was: $ 0.

Deposits

The Company maintains required deposits with clearing organizations with whom it transacts business.

Marketable Securities

Marketable securities are shown at estimated fair market value, with realized and unrealized gains and losses included in current period income.

Investment in Subsidiary

Nevwest Insurance Agency, a wholly owned subsidiary, was sold in 2004. The Company realized a loss of $ 22,918 on the sale.

Fixed Assets

Fixed assets are shown at cost. Depreciation is provided on a straight-line basis using estimated useful lives of seven and five years for furniture and fixtures and equipment, respectively.

Accounts Payable and Accrued Liabilities

Accounts payable consist of amounts owing to vendors at December 31, 2004
Accrued liabilities consist of commissions payable and payroll taxes payable at December 31, 2004

NEVWEST SECURITIES CORPORATION
SCHEDULE I
COMPUTATION OF NET CAPITAL
AS OF DECEMBER 31, 2004

Total Stockholders' Equity		$ 884,933
Deduct Stockholders' Equity Not Allowed for Net Capital		0
Total Stockholders' Equity Qualified for Net Capital		$ 884,933
Add: Subordinated Borrowings allowable in Computation of Net Capital		0
Other Deductions or Allowable Credits		0
Total Capital and Allowable Subordinated Liabilities		884,933

Deductions and/or Charges:

Net Fixed Assets	$ 69,291	
Other Receivables	1,542	
Other Assets	11,000	(81,833)
Haircuts on Securities:		
Other Securities	$ 258,975	(258,975)
Net Capital		$ 544,125

Aggregate Indebtedness:

Accounts Payable and Accrued Liabilities:	$ 182,676	
Payable – NWI	6,600	
		$ 189,276
Net Capital Requirement		$ 100,000
Excess Net Capital		$ 444,125

NEVWEST SECURITIES CORPORATION
SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2004

None.

NEVWEST SECURITIES CORPORATION
SCHEDULE III
INFORMATION RELATING TO POSSESSION OR CONTROL
REQUIREMENTS
UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2004

None.

NEVWEST SECURITIES CORPORATION
SCHEDULE IV
SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS
IN SEGREGATION FOR CUSTOMERS' REGULATED COMMODITY
FEATURES AND OPTIONS ACCOUNTS
AS OF DECEMBER 31, 2004

None.

NEVWEST SECURITIES CORPORATION
RECONCILIATION OF NET CAPITAL
TO AUDITED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2004

Net Capital per Focus Report, part IIA $ 544,125

Audit Adjustments:

                                                                  0

Net Capital per Audited Financial Statements $ 544,125

Board of Directors
NEVWEST SECURITIES CORPORATION
Las Vegas, Nevada

In planning and performing our audit of the financial statements of Nevwest
Securities Corporation for the year ended December 31, 2004, we have considered its
internal control structure, including procedures for safeguarding securities, in order to
determine our auditing procedures for the purpose of expressing an opinion on the
financial statements, and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5 (g) (1) of the Securities and Exchange Commission,
we have made a study of the practices and procedures followed by the Company that
we considered relevant to the objectives stated in Rule 17a-5 (g): (1) in making the
quarterly securities examinations, counts, verifications, and comparisons, and the
recordation of differences required by Rule 17a-13; (2) in making the periodic
computations of aggregate indebtedness (aggregate debits) and the net capital under
Rule 15c3-3. We did not review the practices and procedures followed by the
Company; (1) in complying with the requirements for prompt payment for securities
under Section 8 Regulation T of the Board of Governors of the Federal Reserve
System; or (2) in obtaining and maintaining physical possession or control of all fully
paid and excess margin securities of customers, because the Company does not carry
security amounts for customers or perform custodial functions relating to customer
securities.

The management of the Company is responsible for establishing and maintaining an
internal control structure and the practices and procedures referred to in the preceding
paragraph. In fulfilling this responsibility, estimates and judgments by management
are required to assess the expected benefits and related costs of internal control
structure policies and procedures can be expected to achieve the Commission's
objectives referred to above. Two of the objectives of an internal control structure and
the practices and procedures are to provide management with reasonable, but not
absolute assurance that assets for which the Company has responsibility are
safeguarded against loss from unauthorized use or disposition, and that transactions
are executed in accordance with management's authorization and recorded properly
to permit the preparation of financial statements in accordance with generally
accepted accounting principles. Rule 17a-5(g) lists additional objectives of the
practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and
procedures referred to above, errors or irregularities may nevertheless occur and not
be detected. Also, projection of any evaluation of them to future periods is subject to
the risk that they may become inadequate because of changes in conditions or that the
effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be a material weakness as defined above. In addition, the Company was in compliance with the exemptive provisions of Rule 15c3-3 as of December 31, 2004 and no facts came to our attention indicating that such conditions had not been complied with during the year then ended.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the Company's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Se4curities Exchange Act of 1934, and should not be used for any other purpose.

February 22, 2005